UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2025

Stephanie Kelly
Vice President and Secretary
Augusta SpinCo Corporation
c/o Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Re: Augusta SpinCo Corporation
Registration Statement on Form 10-12G
Filed December 12, 2025
File No. 000-56802

Dear Stephanie Kelly:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2025 letter.

Registration Statement on Form 10-12G filed December 12, 2025

Background of the Merger, page 91

1. We acknowledge your revised disclosure in response to prior comment 13, which we reissue in part. We note your disclosure that the Waters Board considered a variety of valuation methodologies, including the fundamental discounted cashflow valuation, public trading comparable valuation and precedent transaction comparable valuations, to determine its preliminary proposed valuation for the BDS Business and its own equity valuation. Please expand your disclosure to specify the range in equity valuations for Waters and the BDS Business and discuss in greater detail how the Waters A&F Committee arrived at a $17.5 billion transaction value for the BDS Business, $410 million of pre-tax synergies and a $4 billion cash dividend.
2. We note your revised disclosure in response to prior comment 16 of the challenges to the microbiology business segment due to a supply shortage that impacted sales of BD

BACTEC blood culture products. Please expand your risk factor disclosure and MD&A section relating to the BDS Business to disclose the changes to BD's microbiology business segment and address the impact to the combined company's business if such potential turnaround is not achieved or explain why revised disclosure is not necessary.

Certain Financial Forecasts, page 116

3. We note your responses to comments 19, 21 and 22. Please further revise your disclosure to provide additional details regarding the assumptions underlying your projected EBITDA amounts and the cost and revenue synergies, where appropriate, including the following:

- In the determination of Adjusted EBITDA for both the BD Management SpinCo Financial Projections and Waters Management Adjusted SpinCo Financial Projections, it is unclear if additional adjustments are being made to income before income taxes in addition to interest, depreciation, and amortization. In this regard, we note that there appears to be a significant difference between the historical 2025 amounts and the projected 2025 amounts, as presented on pages 121 and 122. Please advise or further revise your disclosures as necessary.
- In regard to the Waters Standalone Advocacy Case Financial Projections, you referred to projected Adjusted EBITDA margin expansion as a "result of pricing, volume leverage and productivity initiatives," but it does not appear that you have described such assumptions.
- In regard to the Waters Management Adjusted SpinCo Financial Projections, it does not appear that additional disclosures were provided to explain the nature of the $290 million of expected revenue synergies and $200 million of expected cost synergies, as well as your basis for assuming these synergies will take place. Please advise or further revise your disclosures as necessary.

Intellectual Property Matters Agreement, page 177

4. Please revise to disclose when the last-to-expire licensed patent is scheduled to expire, the aggregate amount of milestone payments to be paid or received, and the aggregate amounts paid to date (including the payment of any upfront or execution fees) under the Intellectual Property Matters Agreement, as applicable.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 302

5. We acknowledge your response to prior comment 35, which we reissue in part. Please revise to state that the tax disclosure in this section represents the opinion of counsel. We also note your disclosure that the consummation of the Distribution and the Merger are conditioned upon the receipt of tax opinions to the effect that the Contribution, Distribution, and Merger will qualify as a "reorganization" under Sections 355 and 368(a) of the Code. Please revise to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined on. For example, please clearly state whether the transactions will qualify as a "reorganization" within the meaning of Section 368

of the Code and make clear whether the parties expect the business combination to be tax-free to U.S. holders. If there is uncertainty regarding the tax treatment of the business combination, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertain and (2) explain why it cannot give a firm opinion. For further guidance, see Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David Lam, Esq.